Mail Stop 3561

April 8, 2008

Ms. Marilyn R. Welborn
Controller and Corporate Secretary
Educational Development Corporation
10302 East 55th Place
Tulsa, Oklahoma 74146-6515

       RE: **Educational Development Corporation**
                Form 10-K for Fiscal Year Ended February 28, 2007
                Filed May 31, 2007
                File No. 0-4957

Dear Ms. Welborn:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                         Sincerely,

                         William H. Thompson
                         Branch Chief